UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 29, 2016, regarding the news in the media.

Istanbul, November 29, 2016

Announcement Regarding the News in the Media

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board
This announcement concerns news and comments in the media regarding one of our major shareholders, Alfa Telecom, which reportedly, could not exercise its buy-out right on the indirect stake of another major shareholder, Çukurova Holding and with reference to the decision of London Court of International Arbitration.

Our Company has no direct information on the issues between our shareholders, as it is not a party to the related court cases. Our Board of Directors, all members of which meet independency criteria, and our senior management team, continue to work towards generating value for all of our stakeholders.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2016	By:	/S/Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2016	By:	/s/Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President